Pub 1,

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17018162

RMS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

DEC 15 2017

Washington DC 406

SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2016 (MM/DD/YY) AND ENDING August 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Drimer 1-561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Inc.
(*Name – if individual, state last, first, middle name*)

5489 Wiles Road	Coconut Creek	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ypw

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF FLORIDA

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Known personally to me

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2017

ASSETS

Cash	$	48,657
Due from clearing broker		236,666
Due from other broker dealers		50,451
Clearing deposit		250,347
Prepaid expenses and other assets		14,961
Loans receivable, net of $230,967 allowance		70,042
Property and equipment, net of accumulated depreciation of $59,043		-
Total assets	$	671,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	408,627
Commissions payable		24,389
Subordinated loan payable - related party		396,775
Total liabilities		829,791
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $0.0001 par value; 100,000 shares authorized 54,487 shares issued and outstanding		5
Additional paid-in capital		1,669,707
Accumulated deficit		(1,828,378)
Total shareholders' equity		(158,666)
Total liabilities and shareholders' equity	$	671,124

See accompanying notes to financial statements